ทะเบียนเลขที่ บมจ. 53

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.910/ 230 /2005

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

July 27, 2005

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Unreviewed Financial Statements, Management's Discussion and Analysis for the second quarter 2005

Attachment:
1. 2005 Unreviewed Financial Statements and consolidated financial statements of PTT Exploration and Production Public Company Limited as of June 30, 2005 and 2004, including English translations
2. Management's Discussion and Analysis for the second quarter 2005

PTT Exploration and Production Public Company Limited, or PTTEP, would like to submit its unreviewed financial statements, consolidated financial statements, and Management's Discussion and Analysis for the second quarter 2005 as per attachments 1 and 2. These attached financial statements have already been reviewed by the Audit Committee on the basis that information is accurately represented and sufficient for investors.

For the second quarter 2005, the Company and its subsidiaries' total revenues were Baht 14,796 million, an increase of Baht 3,187 million or 27% when compared with Baht 11,609 million in the second quarter 2004. Total expenses were Baht 5,680 million, an increase of Baht 333 million or 6% when compared with Baht 5,347 million in the same quarter of last year.

The Company and its subsidiaries recorded a net income of Baht 5,480 million or earnings per share of Baht 8.39 compared with net income of Baht 3,277 million or earnings per share of Baht 5.02 in the second quarter 2004.

For the six-month period of 2005, the Company and its subsidiaries' total revenues were Baht 28,323 million, while total expenses were Baht 11,391 million. The net income were Baht 9,735 million or earnings per share of Baht 14.90, comparing with the net income of Baht 6,655 million or earnings per share of Baht 10.20 in the six-month period of 2004.

-2- / *The Company...*

The Company and its subsidiaries' total consolidated assets, as of June 30, 2005 were Baht 114,839 million, total liabilities were Baht 53,679 million, and total shareholders' equities were Baht 61,160 million.

Yours sincerely,

(Maroot Mrigadat)
President

(Unreviewed Quarter-2 and Consolidated F/S (F45-3))

Reports: unreviewed quarterly financial statements as follows.

Name PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY

	Ending 30 June Quarter 2		Unreviewed (In thousands) For 6 Months	
Year	2005	2004	2005	2004
Net profit (loss)	5,480,113	3,277,265	9,734,502	6,655,394
EPS (baht)	8.39	5.02	14.90	10.20

Comment: Please see details in financial statements from SET SMART

"The company hereby certifies that the information above is correct and complete."

Signature ____________
(Maroot Mrigadat)
Position President

Authorized to sign on behalf of the company

2. Management's Discussion and Analysis for the second quarter 2005

2.1. PTTEP Performance for the second quarter 2005

Thai economy in the half year of 2005 still demonstrated growth even though there were several negative factors. This has led to higher demands of the first six months of 2005 for power and natural gas, at the rates of 7.7 % and 12.6 % respectively, when compared with the same period of last year. Regarding petroleum sales, PTTEP's sales volume averaged 140,850 barrels of oil equivalent per day for the six months period of 2005, which was lower than the 2005 sales volume target of 144,000 barrels of oil equivalent per day. The reason stemmed from the total shut-down of Bongkot field during April 10-23, 2005 in order to tie-in the new Sour Processing Platform into the existing main facilities. However, PTTEP expects higher production in the second half year of 2005.

Considering factors which influence PTTEP's business in 2005, the upward trend of oil prices is still the major factor directly influencing Thai economy, but has small effect on PTTEP's business, since PTTEP products are the fundamental raw materials for industrial sectors and the demands for petroleum is still higher than supply. Therefore, it should not impact PTTEP's sales volume in 2005. Other factor such global terrorism attack is the area in which PTTEP has been monitoring closely and strengthening its safety and security regulations and policy to protect its employees and assets.

Regarding PTTEP business performance in the second quarter of 2005, notable aspects are summarized here.

PTTEP established PTTEP Iran Company Limited (a subsidiary of PTTEP) on March 1, 2005. The total paid-up registered capital of PTTEP Iran is USD 50,000, consisting of 50,000 ordinary shares at USD 1 each, with 100% shareholding by PTTEP Middle East Company Limited (a subsidiary of PTTEP). The purpose of PTTEP Iran establishment is to carry out petroleum exploration and development in the Islamic Republic of Iran.

-2- / On April....

On April 4, 2005, PTTEP International Limited (PTTEPI), a subsidiary of PTTEP, signed a Farm-out Agreement for Block B, offshore Cambodia, with Resourceful Petroleum Limited (RPL), PTTEPI will be the operator with a 40% participation interest and RPL will hold a 60% participation interest. Block B covers an area of approximately 6,551 square kilometers. The block is located about 250 kilometers off the coast of Cambodia, to the east of the Thai – Cambodian Overlapping Claims Areas. A primary geological study indicates natural gas and crude oil potential. The company plans to conduct a seismic survey and drill an exploration well in the first three years of the exploration period.

PTTEP Middle East Company Limited (PTTEP ME), a subsidiary of PTTEP is the operator with fully-owned stake in the Oman44 project. PTTEP ME (the seller) signed the Gas Sales Agreement (GSA) for the Shams Gas Field in Oman44 with the Government of Sultanate of Oman (the buyer) on April 27, 2005, referring to the essence of the Heads of Agreement (HOA) on February 28, 2005. PTTEP ME plans for gas production start up at 50 million cubic feet per day, and condensate at 3,000 barrels per day. This is a major PTTEP achievement in that it is the first time PTTEP will provide a natural gas supply to a Middle Eastern country.

In addition, PTTEP ME has significant progress on the Oman44 project from the success of the exploration drilling results of Shams-3, and Munhamir-1. Firstly, Shams-3, the well was drilled to total depth of 3,400 meters, and resulted in natural gas and condensate discoveries in a reservoir formation with a total thickness of approximately 14 meters. The testing showed a natural gas flow rate of approximately 17 million standard cubic feet per day, and condensate of approximately 2,170 barrels per day. Secondly, Munhamir-1, the well was drilled to total depth of 2,845 meters, and resulted in a crude oil discovery in a reservoir formation with a total thickness of approximately 17 meters. The testing showed a crude oil flow rate of approximately 2,367 barrels per day, and natural gas of approximately

-3- / 0.9 million...

0.9 million standard cubic feet per day. With the result of Shams-3 exploration drilling, natural gas and condensate discoveries will add values to the Shams Gas project of PTTEP. For the result of Munhamir-1 exploration drilling, the company plans to further study and to evaluate in greater detail in order to confirm the petroleum reserves for further development and production.

PTTEP Iran Company Limited (a subsidiary of PTTEP) signed an Exploration and Development contract with the National Iranian Oil Company or NIOC on April 30, 2005. PTTEP Iran Company Limited will become the operator, with 100% interest, in Petroleum Exploration and Development Project of Saveh Block. Saveh Block is located onshore, approximately 200 kilometers south of Tehran, covering an area of 13,500 square kilometers. PTTEP Iran Company Limited has been awarded with a 25-year contract to carry out petroleum exploration and development of the Saveh Block. The investment in Iran is another important milestone for PTTEP in expanding its investment base in the Middle East region. Iran has the second highest potential petroleum reserves of any country worldwide, and is currently the second largest petroleum producer in OPEC.

Reference is made to PTTEP Hoan Vu Company Limited, a subsidiary of PTTEP, which has 25% participation interest in the Vietnam 9-2 project. The other partners consist of SOCO Vietnam Limited, and Petrovietnam Exploration and Production Company with 25% and 50% interest respectively. The third appraisal well of the Vietnam 9-2 project, CNV-3X, was begun on January 30, 2005 in Ca Ngu Vang structure (located in the East Vietnam sea area, approximately 140 kilometers from Vung Tau province). The drilling reached a total depth of 6,123 meters, which was recognized as the longest directional hole in Vietnam. The final test of CNV-3X has resulted in petroleum discovery, with maximum flow rate of approximately 13,040 barrels of crude oil equivalent per day comprised of approximately 9,010 barrels of crude oil per day and approximately 22.6 million cubic feet of natural gas per day.

-4- / This.....

This discovery indicates a successful result in proving the petroleum potential of the Vietnam 9-2 project.

Reference is made to the MTJDA Project (Blocks B-17 & C-19 and B-17-01) in the Malaysia-Thailand Joint Development Area in which PTTEPI is a joint operator with PC JDA Limited by holding equally participation interests 50%. Malaysia-Thailand Joint Authority, PTTEPI and PC JDA Limited (Sellers) signed the Gas Sales Agreement (GSA) of MTJDA project (Blocks B-17 & C-19 and B-17-01), with PTT Public Company Limited (PTT) (Buyer) on June 16, 2005. Gas production is expected to commence at the Daily Contract Quantity (DCQ) of 270 million cubic feet per day (MMCFD) in mid of 2008. Furthermore, if additional petroleum reserves are discovered in a later stage, then the sellers can subsequently increase the DCQ up to 470 MMCFD. The gas sales price will be comparable to the price of major gas fields in the Gulf of Thailand.

On June 17, 2005, PTTEP signed a Stock Purchase Agreement (SPA) between a group of Buyers, PTTEP Offshore Investment Company Limited or PTTEPO (a subsidiary of PTTEP), with participation interest of 59.94%, and Mitsui Oil Exploration Co., Ltd. with a participation interest of 40.06%, and a group of sellers, Pogo Overseas Production B.V., and Pogo Producing Company in order to jointly acquire all the shares of Pogo group in Thailand, consisting of 100% shares of Thaipo Limited, and 46.34% shares of B8/32 Partners Limited. According to the SPA, PTTEPO will pay the total amount of approximately USD 490 million for this acquisition on the condition that the existing partners, namely Chevron Offshore (Thailand) Limited (Chevron) and Palangsophon Two Company Limited (PSTL) waived the First Right or Refusal under the Joint Operating Agreement. Buyers will proceed with the closing of the acquisition after the approval is granted by the Thai government. However, in exchange for the waiver of the First Right of Refusal by PSTL, the buyers have agreed to sell

-5- / 10% of...

10% of the acquired Pogo group's assets to PSTL, in the amount of approximately USD 82 million. The participation in Petroleum concession Blocks B8/32 and 9A will finally be Chevron (the operator) 51.66%, PTTEPO 25.0% (PTTEPO will pay the total amount of approximately USD 443 million for this acquisition), Mitsui Oil Exploration Co., Ltd. 16.71%, and PSTL 6.63%. Petroleum concession Block B8/32 is located in the Gulf of Thailand, covering an area of approximately 2,460 square kilometers, consisting of Tantawan fields (Thaipo Limited holds a 46.34% interest.), Benchamas, Maliwan, Jamjuree and Chaba fields (Thaipo Limited and B8/32 Partners Limited hold a 31.67% interest each). The current petroleum production is of approximately 98,800 barrels of oil equivalent per day, comprising crude oil of approximately 59,200 barrels per day, and natural gas of approximately 240 million cubic feet per day. Petroleum concession Block 9A (Thaipo Limited holds a 46.34% interest) is located in the Gulf of Thailand, covering an area of approximately 81 square kilometers, with no production at present. The completion of the acquisition above will be beneficial for PTTEP in that the company will be able to realize an immediate revenue stream from petroleum sales and increased petroleum proved reserves at approximately 52 million barrels of oil equivalent (MMBOE).

Reference is made to PTTEP Siam Limited or PTTEPS (an affiliate of PTTEP), which is the operator and holds entirely interest in Nang Nuan project (Block B6/27). The Nang Nuan project is located in the Gulf of Thailand, approximately 25 kilometers offshore from Chumpron province, covering an area of 1,306 square kilometers. The company started to produce crude oil from Nang Nuan project in June 2005 at the production rate of approximately 3,100 barrels per day from one production well. In 2006, the company plans to drill two additional exploration and production wells to increase its crude oil reserves and production. Crude oil production from the Nang Nuan project will help in satisfying the growing energy demand of the country, and will also help in reducing crude oil imports form abroad in order to reduce Thailand's expenditure in foreign currencies.

Reference is made to PTTEP, the operator, which has 44.4445% participation interest in the Bongkot project, located in the Gulf of Thailand. The other joint venture partners are Total E&P Thailand, and BG Asia Pacific PTE Ltd., which have 33.3333%, and 22.2222% participation interests respectively. The joint venture partners (Sellers) and PTT (Buyer) signed the 4th Amendment of the Bongkot Gas Sales Agreement (GSA), and a Side Agreement for additional gas sales from the Bongkot project on July 13, 2005. The details cover three items. Firstly, the development area as described in the existing GSA (an area of 1,586 square kilometers) will be expanded to cover the current total concession area of the Bongkot project (an area of 3,200 square kilometers). Secondly, PTT will purchase an additional gas volume of 61 billion cubic feet (an average of approximately 50 million cubic feet per day) during the period from April 1, 2005 to October 1, 2008. Thirdly, the joint venture partners will make an up-front payment to PTT to the amount of Baht 1,000 million (PTTEP's portion is of approximately Baht 444 million) on the signing date of amendment.

2.2 Results of Operations

2.2.1 Results of Operations - Quarterly Comparison

Earning summary	1st Quarter	2nd Quarter	2nd Quarter
Million of Baht except EPS Baht per share amounts	2005	2005	2004
Income from continuing operations			
Exploration and production	3,882	4,939	3,288
Pipelines	793	923	641
The others	(421)	(382)	(652)
Total net income	**4,254**	**5,480**	**3,277**
Diluted earnings per share – from continuing operations	6.50	8.37	5.02
Total Revenues - from Current Operational Results	13,528	14,796	11,609

Second Quarter of 2005 compared with Second Quarter of 2004

For the results of operations (Unreviewed) in the second quarter of 2005, PTTEP and its subsidiaries' net profit was Baht 5,480 million or Baht 8.37 per share-diluted, an increase of Baht 2,203 million or 67% when compared with the same period last year net profit of Baht 3,277 million or Baht 5.02 per share-diluted. PTTEP and its subsidiaries' return on shareholders' equity in this quarter was 32.93%.

For this quarter, the total revenues of PTTEP and its subsidiaries amounted to Baht 14,796 million, an increase of Baht 3,187 million or 27% when compared with Baht 11,609 million for the same period last year. This increase was mainly due to an increase in sales of Baht 2,995 million or 27%, resulting from the higher average petroleum sales price to USD 28.14 per barrel of oil equivalent (BOE) when compared with USD 22.86 barrel per BOE for the same period last year. In addition, the increase in sales volume in this quarter to 139,035 barrels of oil equivalent per day (BOED) when compared with the same period last year at 133,101 BOED. This increased sales derived mainly from the natural gas and condensate sales from the Yetagun and the Pailin project, and the crude oil sales from the S1 and the UNOCAL III project.

PTTEP and its subsidiaries' interest income increased mainly as a result of increased fixed deposit and Treasury Bills.

PTTEP and its subsidiaries incurred expenses in this quarter of Baht 5,680 million, an increase of Baht 333 million or 6% when compared with Baht 5,347 million for the same period last year. This increase was the net effect of

(1) an increase in operating expenses, mainly as a result of maintenance costs from the Bongkot, the Yetagun and the Pailin project.

-8- / (2) an increase...

(2) an increase in exploration expenses, mainly due to the write-off of dry wells in the Algeria 433a&416b and the Yetagun project, and 2D seismic costs from the Myanmar M7&M9 project.

(3) higher administration expenses, mainly due to personnel expenses and the amortization of up-front payment as per Bongkot Gas Sales Agreement.

(4) an increase in petroleum royalties due to higher sales revenue.

(5) PTTEP and its subsidiaries had a foreign exchange loss in this quarter amounted to Baht 1 million when compared with the loss in foreign exchange at Baht 514 million for the same period last year, resulting from the increase in US dollar asset.

PTTEP and its subsidiaries had increased income tax expenses of Baht 651 million due to the higher taxable profits.

Second Quarter of 2005 compared with First Quarter of 2005

For the results of operations (Unreviewed) in the second quarter of 2005, PTTEP and its subsidiaries' net profit was Baht 5,480 million or Baht 8.37 per share-diluted, an increase of Baht 1,226 million when compared with the previous quarter net profit of Baht 4,254 million, or Baht 6.50 per share-diluted.

For this quarter, the total revenues of PTTEP and its subsidiaries amounted to Baht 14,796 million, an increase of Baht 1,268 million or 9% when compared with Baht 13,528 million for the previous quarter. This increase was mainly due to an increase in sales of Baht 1,414 million, resulting from the higher average petroleum sales price to USD 28.14 per BOE when compared with USD 25.42 per BOE for the previous quarter whereas the sales volume decreased in this quarter to 139,035 BOED when compared with the previous quarter at 142,685 BOED. The higher sales revenues derived mainly from the crude oil sales from the S1 project, the natural gas sales from the Pailin project and the condensate sales from the Yetagun project.

-9- / In this.....

In this quarter, PTTEP and its subsidiaries incurred expenses of Baht 5,680 million, a decrease in Baht 32 million or 1% when compared with Baht 5,712 million for the previous quarter. This decrease was mainly due to the net effect of

(1) in previous quarter, there incurred loss on divestment in New Links Energy Resources Limited (New Links) which is shareholder of PT Medco Energi Internasional Tbk. (Medco).

(2) an increase in petroleum royalties due to higher sales revenue.

(3) an increase in operating expenses, mainly due to maintenance costs from the Bongkot, the Yetagun, the Pailin and the S1 project.

(4) higher exploration expenses, which were mainly as a result of the write-off of dry wells in the Algeria 433a&416b and the Yetagun project.

PTTEP and subsidiaries had increased income tax expenses of Baht 58 million due to the higher of taxable profits.

2.2.2 Results of Operations - The First Half Year Comparison

Earning summary	1st Half Year	
Million of Baht except EPS Baht per share amounts	2005	2004
Income from continuing operations		
Exploration and production	8,821	6,365
Pipelines	1,716	1,195
The others	(802)	(905)
Total net income	9,735	6,655
Diluted earnings per share – from continuing operations	14.86	10.19
Total Revenues - from Current Operational Results	28,323	22,119

-10- / For the.....

For the results of operations (Unreviewed) in the first half year of 2005, PTTEP and its subsidiaries' net profit was Baht 9,735 million or Baht 14.86 per share-diluted, an increase of Baht 3,080 million when compared with the first half year of 2004 net profit of Baht 6,655 million or Baht 10.19 per share-diluted.

For the first half year of 2005, the total revenues of PTTEP and its subsidiaries amounted to Baht 28,323 million, an increase of Baht 6,204 million or 28% when compared with Baht 22,119 million for the first half year of 2004. This increase was mainly due to an increase in sales of Baht 5,534 million, resulting from the higher average petroleum sales price to USD 26.77 per BOE when compared with the first half year of 2004 at USD 22.32 per BOE. In addition, the increase in sales volume for the first half year of 2005 to 140,850 BOED when compared with 131,144 BOED for the first half year of 2004. The higher sales derived mainly from the natural gas and condensate sales from the Yetagun, the Pailin and the UNOCAL III project, and the condensate sales from the Yadana project.

PTTEP and subsidiaries had a foreign exchange gain for the first half year of 2005 amounting to Baht 178 million whereas there was the foreign exchange loss by Baht 408 million for the first half year of 2004, resulting from an increase in US dollar asset.

PTTEP and its subsidiaries incurred expenses for the first half year of 2005 by Baht 11,391 million, an increase of Baht 1,402 million or 14% when compared with Baht 9,989 million for the first half year of 2004. This increase was the net effect of

(1) there incurred loss on divestment in New Links Energy Resources Limited (New Links) which is shareholder of PT Medco Energi Internasional Tbk. (Medco) for the first half year of 2005.

(2) an increase in petroleum royalties due to higher sales revenue.

-11- / (3) an increase...

(3) an increase in exploration expenses, mainly due to the write-off of dry wells in the Algeria 433a&416b and the Yetagun project, and 3D seismic and 2D seismic costs from the L53/43, L54/43, G4/43 and the Algeria 433a&416b project.

(4) higher of operating expenses, mainly as a result of maintenance costs from the Pailin and the Bongkot project.

PTTEP and its subsidiaries had increased income tax expenses of Baht 1,730 million due to the higher taxable profits.

2.3 Financial position

As of June 30, 2005, PTTEP and its subsidiaries had total assets amounting to Baht 114,839 million, which was Baht 2,894 million higher than the end of 2004. This increase was mainly due to the net effect of (1) an increase in cash and cash equivalents by Baht 7,995 million, resulting from the higher net cash flow from operations and from divestment in New Links which is shareholder of Medco (2) an increase in oil and gas properties of Baht 3,154 million and (3) a decrease in investments accounted for under equity method by Baht 9,319 million due to the divestment in New Links as mentioned.

Most of the current assets of PTTEP and its subsidiaries as of June 30, 2005 were in cash and cash equivalents, short-term investments, parent company receivables, and accounts receivables. A large proportion of the non-current assets were (1) assets used in joint-venture exploration and production, presented under the title of Property, Plant, and Equipment, and (2) investments in associated companies, Thai Oil Power Co., Ltd. and Energy Complex Co., Ltd., presented under the title of Investment Accounted for under Equity Method.

PTTEP and its subsidiaries had total liabilities of Baht 53,679 million, which was lower than the end of 2004 by Baht 1,167 million, mainly resulting from (1) 2004 income tax payment amounting of Baht 9,285 million (2) an increase of income tax payable by Baht 6,331 million due to the higher of taxable profits and (3) higher accrued expenses of Baht 1,576 million as a result of an increased investment in oil and gas properties from the Arthit project.

PTTEP issued warrants to directors, managements and employees 2 million units on August 1, 2002, 2 million units on August 1, 2003 and 2.8 million units on August 1, 2004, with the exercise prices of Baht 111 per share, Baht 117 per share and Baht 183 per share respectively. As of June 30, 2005, the total numbers of share exercised were 1.39 million share units and the outstanding number of warrants was 5.41 million units.

On May 12, 2005, PTTEP registered the change in paid-up capital to Baht 3,266.96 million for the issuance and payment of 653.39 million ordinary shares.

As of June 30, 2005, PTTEP and its subsidiaries had a net cash flow from operations that amounted to Baht 11,787 million. Most of this was cash received from operating activities. PTTEP and its subsidiaries had a net cash flow from investment activities that amounted to Baht 1,552 million. Most of this was (1) cash received from the divestment in New Links which is shareholder of Medco amount to Baht 8,909 million (2) dividend received from Thai Oil Power Co., Ltd. amount to Baht 73 million (3) cash flow used in investment in oil and gas properties in the Arthit, the Bongkot and the Pailin project amount to Baht 7,019 million and (4) investment in Energy Complex Co., Ltd. amount by Baht 400 million.

In addition, PTTEP and its subsidiaries had a net cash flow used in financing activities that amounted to Baht 5,873 million, resulting from (1) dividend payment to share holder,Baht 9 per share, amount to Baht 5,880 million (2) cash received from the issuance of ordinary shares for the exercise of warrants amounting to Baht 7 million.

-13- / As of...

As of June 30, 2005, PTTEP and its subsidiaries had cash and cash equivalents of Baht 31,773 million, an increase in Baht 7,995 million from the end of 2004.

FINANCIAL STATEMENTS

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED

AND SUBSIDIARIES

FOR THE PERIOD OF THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2005

(UNAUDITED / UNREVIEWED)

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS

AS AT JUNE 30, 2005 AND DECEMBER 31, 2004

Unit : Baht

Assets	Consolidated		The Company	
	JUNE 30, 2005 (Unaudited/ Unreviewed)	December 31, 2004 (Audited)	JUNE 30, 2005 (Unaudited/ Unreviewed)	December 31, 2004 (Audited)
Current Assets				
Cash and cash equivalents	31,772,809,509	23,778,245,260	11,609,873,127	16,529,283,867
Short -term investments	3,500,641,695	5,041,551,262	2,059,200,997	3,676,780,967
Trade receivable - parent company	5,631,107,019	4,385,849,370	3,387,156,044	2,792,598,210
Trade receivables	705,532,444	522,746,779	76,877,023	68,825,055
Inventories	182,002,286	61,429,855	43,235,155	44,717,242
Materials and supplies-net	1,732,761,873	1,289,521,288	956,165,459	828,603,454
Other current assets				
Working capital from co-venturers	226,971,832	204,301,741	8,515,523	3,226,524
Other receivables	376,644,313	267,850,233	259,607,639	134,128,227
Accrued interest receivable	29,469,263	28,370,667	26,855,054	15,967,807
Other current assets	703,054,006	578,807,138	360,814,756	228,711,087
Total Current Assets	**44,860,994,240**	**36,158,673,593**	**18,788,300,777**	**24,322,842,440**
Non-current assets				
Investments accounted for under equity method	2,049,456,661	11,367,651,198	34,745,588,912	30,277,459,111
Long-term loans to related party	-	-	3,151,860,931	1,134,539,566
Property, plant and equipment-net	66,682,262,178	63,527,628,122	35,848,695,665	34,360,462,945
Intangible assets	317,305,264	336,499,253	295,791,476	295,495,228
Deferred income taxes	21,617,972	22,286,532	-	-
Other non-current assets				
Prepaid expenses	789,347,245	417,227,694	404,072,942	-
Deferred of bonds issuing expenses	15,484,345	20,272,106	8,308,047	10,225,289
Other non-current assets	102,365,390	94,287,588	11,196,645	10,761,622
Total non-current assets	**69,977,839,055**	**75,785,852,493**	**74,465,514,618**	**66,088,943,761**
Total Assets	**114,838,833,295**	**111,944,526,086**	**93,253,815,395**	**90,411,786,201**

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS

AS AT JUNE 30, 2005 AND DECEMBER 31, 2004

Unit : Baht

	Consolidated		The Company	
Liabilities and Shareholders' Equity	JUNE 30, 2005 (Unaudited/ Unreviewed)	December 31, 2004 (Audited)	JUNE 30, 2005 (Unaudited/ Unreviewed)	December 31, 2004 (Audited)
Current Liabilities				
Accounts payables	685,672,494	414,975,504	129,171,399	96,264,427
Working capital to co-venturers	65,031,848	246,551,349	29,656,700	120,629,381
Accrued expenses	5,536,643,948	3,960,797,227	4,135,429,237	2,627,673,051
Accrued interest payable	370,014,585	353,572,155	212,142,392	204,182,041
Income tax payable	6,330,694,784	9,636,811,523	4,480,237,944	7,295,652,482
Other current liabilities	794,071,053	832,564,417	482,989,186	398,905,664
Total Current Liabilities	**13,782,128,712**	**15,445,272,175**	**9,469,626,858**	**10,743,307,046**
Non-current liabilities				
Loan from related company	-	-	-	118,565,650
Bonds	18,783,873,434	17,915,513,295	10,503,439,495	10,076,953,781
Deferred income taxes	10,088,521,642	10,257,015,755	8,014,436,018	8,518,915,866
Other non-current liabilities				
Deferred income	5,139,308,073	5,531,254,433	-	-
Provision for decommissioning costs	5,534,387,595	5,229,671,609	3,764,065,978	3,553,686,543
Other non-current liabilities	351,112,080	466,855,802	342,745,287	301,414,298
Total non-current liabilities	**39,897,202,824**	**39,400,310,894**	**22,624,686,778**	**22,569,536,138**
Total Liabilities	**53,679,331,536**	**54,845,583,069**	**32,094,313,636**	**33,312,843,184**
Shareholders' Equity				
Share capital				
Registered capital				
664.4 million ordinary shares of Baht 5 each	3,322,000,000	3,322,000,000	3,322,000,000	3,322,000,000
Issued and fully paid-up capital				
653.3 million ordinary shares of Baht 5 each	-	3,266,662,000	-	3,266,662,000
653.4 million ordinary shares of Baht 5 each	3,266,964,000	-	3,266,964,000	-
Share premium	11,709,469,600	11,702,886,000	11,709,469,600	11,702,886,000
Currency translation differences	(954,994,413)	(1,154,551,974)	(954,994,413)	(1,154,551,974)
Retained earnings				
Appropriated				
Legal reserve	332,200,000	332,200,000	332,200,000	332,200,000
Reserve for expansion	16,900,000,000	16,900,000,000	16,900,000,000	16,900,000,000
Unappropriated	29,905,862,572	26,051,746,991	29,905,862,572	26,051,746,991
Total Shareholders' Equity	**61,159,501,759**	**57,098,943,017**	**61,159,501,759**	**57,098,943,017**
Total Liabilities and Shareholders' Equity	**114,838,833,295**	**111,944,526,086**	**93,253,815,395**	**90,411,786,201**

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE PERIOD OF THREE MONTHS ENDED JUNE 30, 2005 AND 2004

Unit : Baht

	Consolidated		The Company	
	2005 (Unaudited/ Unreviewed)	2004 (Unaudited/ Reviewed)	2005 (Unaudited/ Unreviewed)	2004 (Unaudited/ Reviewed)
Revenues				
Sales	14,091,829,923	11,097,309,044	8,873,160,466	7,388,968,306
Revenue from pipeline transportation	472,102,535	403,288,185	-	-
Other revenues				
Interest income	202,937,321	37,194,222	111,539,115	42,191,243
Other revenues	20,821,211	22,137,382	5,719,610	10,173,167
Share of profit from investments accounted for under equity method	8,205,693	48,921,464	2,519,604,803	1,071,506,122
Total revenues	**14,795,896,683**	**11,608,850,297**	**11,510,023,994**	**8,512,838,838**
Expenses				
Operating expenses	1,031,203,921	855,439,271	623,935,730	489,068,192
Exploration expenses	298,877,705	131,028,209	10,161,938	10,896,878
General administrative expenses	613,325,388	362,050,558	322,692,236	170,704,898
Petroleum royalties	1,698,490,452	1,399,163,411	1,102,278,812	967,751,003
Other expenses				
Loss on foreign exchange	893,153	513,705,603	512,070,452	334,799,583
Depreciation, depletion and amortization	2,034,494,217	2,082,531,469	1,428,708,000	1,443,675,314
Director's remuneration	2,443,750	2,903,354	2,443,750	2,903,354
Total expenses	**5,679,728,586**	**5,346,821,875**	**4,002,290,918**	**3,419,799,222**
Income before interest and income taxes	**9,116,168,097**	**6,262,028,422**	**7,507,733,076**	**5,093,039,616**
Interest expenses	340,135,551	340,032,649	185,307,721	184,898,188
Income taxes	3,295,919,583	2,644,731,257	1,842,312,392	1,630,876,912
Net income	**5,480,112,963**	**3,277,264,516**	**5,480,112,963**	**3,277,264,516**
Earnings per share				
Basic earnings per share	8.39	5.02	8.39	5.02
Diluted earnings per share	8.37	5.02	8.37	5.02

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE PERIOD OF SIX MONTHS ENDED JUNE 30, 2005 AND 2004

Unit : Baht

	Consolidated		The Company	
	2005 (Unaudited/ Unreviewed)	2004 (Unaudited/ Reviewed)	2005 (Unaudited/ Unreviewed)	2004 (Unaudited/ Reviewed)
Revenues				
Sales	26,770,293,392	21,235,720,568	17,286,830,325	14,440,215,465
Revenue from pipeline transportation	916,029,183	761,243,299	-	-
Other revenues				
Gain on foreign exchange	177,815,293	-	-	-
Interest income	376,858,733	78,725,743	231,828,505	90,984,952
Other revenues	43,503,222	43,916,637	13,023,296	19,191,965
Share of profit from investments accounted for under equity method	38,934,980	-	3,869,394,611	2,018,718,348
Total revenues	**28,323,434,803**	**22,119,606,247**	**21,401,076,737**	**16,569,110,730**
Expenses				
Operating expenses	1,863,933,204	1,657,041,910	1,089,439,388	884,913,462
Exploration expenses	472,746,228	171,064,482	16,274,765	18,112,398
General administrative expenses	1,157,524,688	904,249,418	627,365,743	535,617,124
Petroleum royalties	3,249,281,864	2,654,518,679	2,160,853,791	1,855,529,359
Other expenses				
Loss on foreign exchange	-	408,461,561	517,527,600	265,597,857
Depreciation, depletion and amortization	4,064,906,310	4,128,945,309	2,894,099,099	2,890,614,033
Director's remuneration	4,731,250	4,325,000	4,731,250	4,325,000
Loss from divestment	577,873,705	-	-	-
Share of loss from investments accounted for under equity method	-	61,008,796	-	-
Total expenses	**11,390,997,249**	**9,989,615,155**	**7,310,291,636**	**6,454,709,233**
Income before interest and income taxes	**16,932,437,554**	**12,129,991,092**	**14,090,785,101**	**10,114,401,497**
Interest expenses	663,757,628	671,141,108	362,006,902	365,329,740
Income taxes	6,534,177,645	4,803,456,345	3,994,275,918	3,093,678,118
Net income	**9,734,502,281**	**6,655,393,639**	**9,734,502,281**	**6,655,393,639**
Earnings per share				
Basic earnings per share	14.90	10.20	14.90	10.20
Diluted earnings per share	14.86	10.19	14.86	10.19

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

CONSOLIDATED AND THE COMPANY

FOR THE PERIOD OF SIX MONTHS ENDED JUNE 30, 2005 AND 2004

Unit : Baht

	Share capital Issued and paid-up	Share premium	Currency translation difference	Legal reserve	Reserve for expansion	Retained earnings	Total
Unaudited/Reviewed							
Balance - as at December 31, 2003	**3,261,990,000**	**11,601,268,000**	**(1,011,023,545)**	**332,200,000**	**12,496,000,000**	**18,993,699,118**	**45,674,133,573**
Share capital Issued and paid-up	235,500	4,992,600	-	-	-	-	5,228,100
Currency translation differences	-	-	63,140,178	-	-	-	63,140,178
Net income	-	-	-	-	-	6,655,393,639	6,655,393,639
Dividend paid	-	-	-	-	-	(4,403,975,400)	(4,403,975,400)
Balance - as at June 30, 2004	**3,262,225,500**	**11,606,260,600**	**(947,883,367)**	**332,200,000**	**12,496,000,000**	**21,245,117,357**	**47,993,920,090**
Unaudited/Unreviewed							
Balance - as at December 31, 2004	**3,266,662,000**	**11,702,886,000**	**(1,154,551,974)**	**332,200,000**	**16,900,000,000**	**26,051,746,991**	**57,098,943,017**
Share capital Issued and paid-up	302,000	6,583,600	-	-	-	-	6,885,600
Currency translation differences	-	-	199,557,561	-	-	-	199,557,561
Net income	-	-	-	-	-	9,734,502,281	9,734,502,281
Dividend paid	-	-	-	-	-	(5,880,386,700)	(5,880,386,700)
Balance - as at June 30, 2005	**3,266,964,000**	**11,709,469,600**	**(954,994,413)**	**332,200,000**	**16,900,000,000**	**29,905,862,572**	**61,159,501,759**

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE PERIOD OF SIX MONTHS ENDED JUNE 30, 2005 AND 2004

Unit : Baht

	Consolidated		The Company	
	2005 (Unaudited/ Unreviewed)	2004 (Unaudited/ Reviewed)	2005 (Unaudited/ Unreviewed)	2004 (Unaudited/ Reviewed)
Cash flows from operating activities				
Net Income	9,734,502,281	6,655,393,639	9,734,502,281	6,655,393,639
Adjustment to reconcile net income to net cash provided by (used in) operating activities				
Share of net (profit) loss from investments accounted for under equity method	(38,934,980)	61,008,796	(3,869,394,611)	(2,018,718,348)
Amortization of up-front payment under Bongkot Gas Sale Agreement	40,372,058	-	40,372,058	-
Depreciation depletion and amortization	4,060,118,549	4,124,157,548	2,892,181,857	2,888,696,791
Amortization of bonds issuing expenses	4,787,761	4,787,761	1,917,242	1,917,242
Amortization of prepaid expenses	31,953,391	20,455,977	-	-
Bond Discount	554,425	554,425	-	-
Amortization of exploration costs	196,387,175	135,717	1,380,862	96,960
Loss on disposal of assets	855,277	3,785,799	879,896	3,425,035
(Gain) loss on disposal of material	27,148	(11,384,842)	27,148	(4,633,871)
Deferred income taxes	(246,008,231)	742,357,466	(504,479,848)	21,139,952
Income recognized from deferred income	(417,641,471)	(248,755,154)	-	-
Unrealized loss on foreign exchange	453,484,657	391,964,387	506,802,282	238,337,944
Loss on divestment	577,873,705	-	-	-
Unpaid dividend	-	(20,250)	-	(20,250)
	14,398,331,745	**11,744,441,269**	**8,804,189,167**	**7,785,635,094**
Changes in assets and liabilities				
(Increase) decrease in short-term investments	1,752,873,533	(912,088,018)	1,742,264,656	450,119,216
(Increase) decrease in trade receivables	(160,379,067)	202,553,289	(8,051,967)	284,962,365
Increase in trade receivable-parent company	(1,209,647,559)	(898,654,852)	(594,557,834)	(200,894,633)
(Increase) decrease in inventories	(120,572,431)	(21,652,716)	1,482,086	(6,770,451)
Increase in materials and supplies - net	(441,167,434)	(353,493,396)	(127,589,153)	(26,745,729)
(Increase) decrease in working capital from co-venturers	(470,796)	130,752,370	(4,414,130)	2,155,485
Increase in other receivables	(102,760,740)	(48,985,499)	(123,771,639)	(3,918,023)
Increase in accrued interest receivable	(524,119)	(2,432,836)	(10,858,806)	(105,303)
Increase in other current assets	(122,870,782)	(83,580,514)	(131,405,657)	(99,569,870)
Decrease in prepaid expenses	-	48,421	-	-
Increase in other non-current assets	(7,958,325)	(6,569,225)	(435,023)	(3,464,893)
(Decrease) increase in accounts payables	251,383,148	165,183,914	32,625,214	(32,245,987)

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE PERIOD OF SIX MONTHS ENDED JUNE 30, 2005 AND 2004

Unit : Baht

	Consolidated		The Company	
	2005 (Unaudited/ Unreviewed)	2004 (Unaudited/ Reviewed)	2005 (Unaudited/ Unreviewed)	2004 (Unaudited/ Reviewed)
Changes in assets and liabilities (continued)				
Decrease in working capital to co-venturers	(193,260,418)	(80,924,326)	(102,846,608)	(42,366,969)
(Decrease) increase in accrued expenses	1,074,139,170	358,498,089	1,030,888,719	(62,905,648)
Increase in accrued interest payable	8,873,354	6,346,572	3,573,950	3,133,651
Decrease in income tax payable	(3,313,287,093)	(1,377,707,124)	(2,815,414,538)	(2,474,806,024)
(Decrease) increase in other current liabilities	150,675,532	92,949,399	83,539,748	(11,663,451)
Decrease in deferred income	(328,487)	(23,830)	-	-
(Decrease) increase in other non-current liabilities	(115,743,722)	263,103,714	41,558,057	73,114,935
Gain from translation foreign entities' financial statements	(60,358,454)	(103,746,319)	-	-
	(2,611,384,690)	**(2,670,422,887)**	**(983,412,925)**	**(2,151,971,329)**
Net cash provided by operating activities	**11,786,947,055**	**9,074,018,382**	**7,820,776,242**	**5,633,663,765**
Cash flows from investing activities				
(Increase) decrease in loans to related party	-	-	(2,011,536,910)	504,290,720
Increase in investments accounted for under equity method	(399,500,000)	-	(399,404,697)	(1,074,850,496)
Dividend from related parties	73,060,000	318,953,201	-	-
Cash received from divestment	8,909,077,510	-	-	-
Increase in property, plant and equipment	(7,019,371,030)	(12,419,033,087)	(4,345,574,480)	(5,351,047,020)
Increase in intangible assets	(11,221,274)	(55,907,763)	(22,761,720)	(20,549,535)
Net cash provided by (used in) investing activities	**1,552,045,206**	**(12,155,987,649)**	**(6,779,277,807)**	**(5,942,156,331)**
Cash flows from financing activities				
Decrease in loan from related company	-	-	(118,565,650)	-
Cash received from common share issuing	6,885,600	5,228,100	6,885,600	5,228,100
Dividend paid	(5,879,842,201)	(4,401,585,515)	(5,879,842,201)	(4,401,585,515)
Net cash used in financing activities	**(5,872,956,601)**	**(4,396,357,415)**	**(5,991,522,251)**	**(4,396,357,415)**
Net increase (decrease) in cash and cash equivalents	7,466,035,660	(7,478,326,682)	(4,950,023,816)	(4,704,849,981)
Cash and cash equivalents at beginning of the period	**23,778,245,260**	**19,062,620,477**	**16,529,283,867**	**10,683,224,628**
	31,244,280,920	11,584,293,795	11,579,260,051	5,978,374,647
Effects of exchange differences	528,528,589	108,464,920	30,613,076	10,146,994
Cash and cash equivalents at end of the period	**31,772,809,509**	**11,692,758,715**	**11,609,873,127**	**5,988,521,641**
Supplementary cash flow information				
Net cash paid during the period for				
Interest expenses	651,405,167	662,707,374	352,924,440	361,277,399
Income taxes	10,061,176,189	7,805,849,586	7,263,321,031	5,547,344,190